788 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 18-384
November 29, 2018

Platinum Group Metals Ltd. Reports 2018 Annual Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American)  (“Platinum Group” “PTM” or the “Company”) reports the Company’s financial results for the year ended August 31, 2018 and provides an update on recent events and the Company’s outlook.

The Company has focused its business on the palladium dominant large scale, bulk mineable Waterberg Project in South Africa (the “Waterberg Project”). A Definitive Feasibility Study, (“DFS”) for the Waterberg project is advancing well and according to plan with completion targeted for the end of March 2019. A technical committee of Waterberg JV Resources Pty Ltd. (“Waterberg JV Co.”) is overseeing the DFS with active participation from all partners. A formal Mining Right Application (“MRA”) has been filed and community consultation is ongoing. Power and water planning for the project is advancing well including work under a regional water co-operation agreement with the Capricorn Municipality and engineering and permitting work with power utility Eskom.

Impala Platinum Holdings Ltd. (“Implats”) made a strategic investment of $30.0 million in November 2017 to purchase a 15% stake in the project. Implats holds an option to increase their stake and a right of first refusal for smelter off-take.

On October 25, 2018 the Company announced positive results from additional drilling and an updated independent mineral resource assessment. This resource assessment has been provided to the independent engineers for the mine design, scheduling and capital cost estimation as part of the DFS. The Waterberg deposit is dominated by palladium and also contains platinum, rhodium and gold (together known as “4E”) as well as copper and nickel.

The Company has filed a Form 20-F annual report, including the Company’s audited consolidated financial statements (the “Financial Statements”) and Management’s Discussion and Analysis, for the year ended August 31, 2018 with the U.S. Securities and Exchange Commission (“SEC”) on EDGAR (www.sec.gov) and with Canadian securities regulators on SEDAR (www.sedar.com). The annual report is also available on the Company’s website at www.platinumgroupmetals.net. Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

All amounts herein are reported in United States dollars (“USD”) unless otherwise specified. The Company holds cash in Canadian dollars, United States dollars and South African Rand. Changes in exchange rates may create variances in the cash holdings or results reported.

Recent Events

On November 16, 2018, the Company filed a National Instrument 43-101 technical report related to the updated independent mineral resource estimate for the Waterberg Project announced on October 25, 2018. The report, entitled “Technical Report on the Mineral Resource Update for the Waterberg Project Located in the Bushveld Igneous Complex, South Africa” is dated October 22, 2018 (with the effective date of the mineral resources being September 27, 2018) (the “Waterberg Technical Report”) and was prepared by Charles J Muller, B. Sc. (Hons) (Geology), Pr. Sci. Nat., of CJM Consulting (Pty) Ltd. A copy of the Waterberg Technical Report can be found at www.sedar.com, at www.sec.gov and on the  Company’s website.

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On October 25, 2018, the Company published an updated independent mineral resource estimate for the Waterberg Project on a 100% basis, with 6.26 million 4E ounces now recognized in the higher confidence Measured category. Mineral resources estimated in the combined Measured and Indicated categories increased by 1.46 million 4E ounces to 26.34 million 4E ounces (242.5 million tonnes at 3.38 g/t 4E comprised of 63.04% palladium, 29.16% platinum, 6.37% gold and 1.43% rhodium). Inferred mineral resources are estimated at 7.0 million 4E ounces (66.67 million tonnes at 3.26 g/t 4E). The T zone Measured and Indicated mineral resources have increased in grade from 3.88 g/t 4E in 2016 to 4.51 g/t 4E in 2018. All of the preceding was estimated at a 2.5 g/t 4E cut-off grade, which is the preferred scenario for the project. Please refer to the Waterberg Technical Report for additional information regarding the updated mineral resource estimate. The new increased confidence level mineral resources are being used for detailed mine planning in an ongoing DFS.

On October 10, 2018, the Company announced that a recently filed MRA (Press Release September 4, 2018) for Waterberg Project had been accepted by South Africa’s Department of Mineral Resources. The application consists of a Mining Work Program, Social and Labour Plan and associated Environmental Applications. The application is supported by the Company and all of the Waterberg Project partners including Implats, Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”). The process of consultation under the Mineral and Petroleum Resources Development Act, 2002 ("MPRDA") and the Environmental Assessment regulations, for consideration of the application has commenced.

On May 15, 2018, the Company announced the closing of a private placement of 15,090,999 units at a price of $0.15 per unit for gross proceeds of $2.3 million. Each unit consisted of one common share and one common share purchase warrant with each common share purchase warrant allowing the holder to purchase one further common share of the Company at a price of $0.17 per share until November 15, 2019. The private placement was a strategic investment by Hosken Consolidated Investments Limited (“HCI”), a South African black empowerment investment holding company with a $1.1 billion market capitalization listed on the JSE Securities Exchange. HCI also acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest (including the public offering outlined below). Accordingly, the Company has appointed HCI’s nominee, Mr. John Anthony Copelyn, B.A.  Hons, B.Proc., Chief Executive Officer of HCI, to its board of directors.

On May 15, 2018, the Company also closed a marketed offering of 117,453,862 units, including 3,453,862 units issued pursuant to an over-allotment option granted to the underwriters, at a price of $0.15 per unit for gross proceeds of $17.62 million. Each unit consisted of one common share and one common share purchase warrant with each common share purchase warrant allowing the holder to purchase one further common share of the Company at a price of $0.17 per share until November 15, 2019. HCI subscribed for 24,909,000 units of this public offering. From the proceeds of this offering an amount of $12 million was paid against the LMM Facility (defined below).

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On April 26, 2018, stage two of the Maseve Sale Transaction (defined below) to sell a 100% equity interest in Maseve Investments 11 (Pty) Limited (“Maseve”), owner of the Maseve Mine, plus all of the Company’s remaining loans due from Maseve, was completed. RBPlat paid 4.87 million common shares, valued in September 2017 at approximately $12 million (approximately $9.4 million on April 26, 2018). Later, on May 29, 2018, the Company received the required refund of Maseve’s environmental bond, valued at approximately $4 million in September 2017 (approximately $4.57 million on May 29, 2018). Of the 4.87 RBPlat common shares received, 347,056 common shares were paid to Africa Wide Mineral Prospecting and Exploration Proprietary Limited for their minority interest in Maseve.

On April 10, 2018, the Company paid $46.98 million in settlement of all indebtedness under a first secured loan facility provided by a group of lenders led by Sprott Resource Lending Partnership. On the same date the Company paid $6.32 million to Liberty Metals & Mining Holdings, LLC (“LMM”) in partial settlement of fees and a production payment termination fee under a second secured loan facility (the “LMM Facility”). A payment of Rand 3.26 million (approximately $270,000) was also received from RBPlat for an exchange rate variance through the closing process of the Maseve Sale Transaction and was also paid to LMM.

On April 6, 2018, stage one of the Maseve Sale Transaction to sell the Maseve concentrator plant and certain surface assets of the Maseve Mine was completed. The Company received payment from RBPlat for the Rand equivalent of $58 million in cash, less the Rand equivalent of approximately $3.5 million which had been released from an escrow deposit to the Company on March 15, 2018.

On March 8, 2018, JOGMEC and Hanwa Co., Ltd. (“Hanwa”) signed a memorandum of understanding to transfer part of JOGMEC’s interest in the Waterberg Project to Hanwa. The agreement is the result of a public tender on February 23, 2018 won by Hanwa. JOGMEC has started negotiation on the terms of the transfer with Hanwa. With a successful negotiation, Hanwa will secure the right to a supply of refined platinum group metals for exhaust emission catalytic converters, fuel cells for cars, and nickel and other metals for rechargeable batteries. Hanwa is a leading global trading company headquartered in Tokyo Japan with over 3,000 employees and operations spanning steel, non-ferrous metals, metals and alloys, food, petroleum, chemicals, machinery, lumber and other business sectors.

On November 23, 2017, the Company and RBPlat executed definitive agreements for the sale of Maseve (the “Maseve Sale Transaction”), valued at the time at approximately $74 million.

On November 6, 2017, the Company, JOGMEC and Mnombo closed a transaction to sell 15% of the Waterberg Project to Implats for $30 million, from which the Company received $17.2 million for its sale of an 8.6% project interest. Implats may elect to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earn into the remaining interest by committing to an expenditure of $130 million for development work on the Waterberg Project. Implats will also have a right of first refusal to smelt and refine Waterberg Project concentrate.

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Results For The Year Ended August 31, 2018

During the year ended August 31, 2018, the Company incurred a net loss of $41 million (August 31, 2017 – net loss of $590 million). General and administrative expenses during the year were $6.1 million (August 31, 2017 - $5.7 million), losses on foreign exchange were $4.1 million (August 31, 2017 – $4.6 million gain) due to the US Dollar increasing in value relative to the parent company’s functional currency of the Canadian Dollar, while stock based compensation expense, a non-cash item, totalled $0.08 million (August 31, 2017 - $1.1 million). During the previous year the Company recognized an impairment charge against the carrying value of the Maseve Mine in the amount of $589 million. Also, during the current year, care and maintenance costs and interest costs were charged to earnings, whereas in the previous comparable period they had been capitalized. A gain on fair value of financial instruments of $3.7 million (August 31, 2017 - $2.1 million gain) was recognized in the current year due to a decrease in the value of the embedded derivatives in the Company’s convertible notes.

At August 31, 2018, finance income consisting of interest earned and property rental fees in the year amounted to $0.7 million (August 31, 2017 - $1.1 million). Loss per share for the year amounted to $0.20 as compared to a loss of $4.30 per share for fiscal 2017.

Accounts receivable at August 31, 2018 totalled $0.9 million (August 31, 2017 - $2.1 million) while accounts payable and accrued liabilities amounted to $3.6 million (August 31, 2017 - $16.4 million). Accounts receivable were comprised of mainly of amounts receivable for value added taxes repayable to the Company in South Africa. Accounts payable included final severance and closure costs related to the Maseve Mine, drilling expenses, engineering fees, accrued professional fees and regular trade payables.

Total expenditures on the Waterberg Project, before partner reimbursements, for the year were approximately $9.1 million (August 31, 2017 - $5.7 million). At year end, $29.4 million in accumulated net costs had been capitalized to the Waterberg Project. Total expenditures on the property since inception are approximately $62 million.

For more information on mineral properties, see Note 7 of the Financial Statements.

Outlook

The Company’s key business objective is to advance the Waterberg Project.

Engineering work, mine planning, public consultation for a mining right, geotechnical drilling and sampling for planning and permitting of the mine infrastructure are all ongoing. The Company plans to increase its profile by focusing on the competitive nature of the large-scale, bulk mineable Waterberg palladium reserves at a time when palladium is attracting market attention and palladium supply is estimated to be in deficit.

Waterberg JV Co. plans to advance the Waterberg Project to completion of a DFS by approximately March 31, 2019. The DFS is being managed by Platinum Group and a technical committee of Waterberg JV Co. with detailed technical input, at all stages, from all of the Waterberg Project partners.

The ongoing DFS is considering two large scale underground bulk mining and milling options, one at 600,000 tonnes per month and a more modest, but still large, first phase at 250,000 to 350,0000 tonnes per month. Waterberg JV Co. has filed an MRA and community consultation is ongoing in a positive climate of mutual respect. An environmental assessment process is also ongoing.

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The Waterberg Project has the potential to be a low-cost platinum and palladium producer based on a fully mechanized mine plan. The deposit is dominated by palladium. The price of palladium has nearly doubled since 2015 due to its primary use in catalytic converters for automobiles and its limited market supply. The Company is continuing to monitor the market and uses of palladium closely.

In the near term, the Company’s liquidity will be constrained until financing has been obtained to repay and discharge remaining amounts of secured debt and for working capital purposes.

The Company remains focussed on completing the Waterberg DFS on time and on budget. At the same time the Company has started reviewing several new business opportunities focused on platinum group element metals, including extraction opportunities and potential new uses. The Company will continue to work closely with its major shareholders and lenders on the steps ahead.

The Company continues to actively assess corporate and strategic alternatives with advisor BMO Nesbitt Burns Inc.

NYSE American

As previously disclosed, the Company is not in compliance with the continued listing standards of the NYSE American Company Guide (the “Company Guide”) with respect to stockholders’ equity, or Section 1003(f)(v) of the Company Guide with respect to the selling price of the  Company’s common shares. In order to increase the Company’s common share price to be in compliance with the NYSE American’s low selling price requirement, on November 20, 2018 the Company announced its intention to complete a consolidation of its common shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) on December 13, 2018. The Company’s consolidated common shares are expected to begin trading on the Toronto Stock Exchange (“TSX”) and NYSE American when the markets open on December 17, 2018.

The Company also advises that its Financial Statements for the fiscal year ended August 31, 2018, included in the Company's Form 6-K, contain an audit report from its independent registered public accounting firm that includes a going concern emphasis of matter. The foregoing statement is required by Section 610(b) of the NYSE American Company Guide.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43- 101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Waterberg was discovered by the Company.

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Waterberg has potential to be a low cost dominantly palladium mine and Implats, a smelter and refiner of platinum group metals, recently made a strategic investment in the Waterberg Project.

On behalf of the Board of
Platinum Group Metals Ltd.

Frank R. Hallam
CFO, Corporate Secretary and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion of a DFS by approximately March  31, 2019; Waterberg Project’s potential to be a bulk mineable, low cost, dominantly palladium mine producing platinum and palladium based on a fully mechanized mine plan; the potential for the Company to obtain financing to repay and discharge remaining amounts of secured debt and for working capital purposes; new business opportunities; corporate and strategic alternatives; completion of the share consolidation; and regaining compliance with the NYSE American’s low selling price requirement. Mineral resource and reserve estimates are also forward-looking statements because such estimates involve estimates of mineralization that may be encountered in the future if a production decision is made, as well as estimates of future costs and values. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the Company’s inability to sell its shares of Royal Bafokeng Platinum Limited; the Company’s credit facility (the “LMM Facility”) with Liberty Metals & Mining Holdings, LLC (“LMM”) is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited (“PTM RSA”), and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to Liberty Metals & Mining Holdings, LLC, a subsidiary of LMM, under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s history of losses and negative cash flow; the Company’s ability to continue as a going concern; the Company’s properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co., Mnombo Wethu Consultants (Pty) Ltd. or Maseve; completion of a DFS for the Waterberg Project is subject to economic analysis requirements; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; the Company may become subject to the U.S. Investment Company Act; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company’s common shares may be delisted from the NYSE American or the TSX if it cannot maintain or regain compliance with the applicable listing requirements; and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.

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Estimates of mineralization and other technical information included herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC Industry Guide 7. In addition, the terms “mineral resource” and “measured mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to SEC Industry Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Accordingly, descriptions of the Company’s mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.